Filed by Atmus Filtration Technologies Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

Roadshow Presentation March 2024

| 2 Disclaimer The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. Neither Cummins Inc. (“Cummins”) nor Atmus Filtration Technologies Inc. (the “Company”, “we”, or “Atmus”) or any of its affiliates make any representation or warranty, express or implied as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of any of the information or opinions contained in this presentation. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person. Additional Information and Where to Find It This presentation is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the "Registration Statement") that includes a prospectus (the "Prospectus"). The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer. Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange. Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas). Forward-Looking Statements This presentation contains forward-looking statements, including, without limitation, those that are based on current expectations, estimates and projections about the industries in which the Company operates and management’s beliefs and assumptions. Forward-looking statements are generally accompanied by words such as “anticipates,” “expects,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “should,” “may” or words of similar meaning. Examples of forward-looking statements include, but are not limited to, statements the Company makes regarding the outlook for its future business and financial performance and the anticipated timing or benefits of the exchange offer. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the SEC, the registration statement referred to above, including the prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins and Atmus. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Cummins or the Company undertakes any obligation to publicly update or to revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should be viewed as historical data. Use of Non-GAAP Financial Measures We have provided in this presentation information regarding Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, EBITDA, EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin, which are measures that have not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and are the key measures we use for determining how our business is performing. We believe Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, EBITDA, EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are useful measures of our operating performance as they assist investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. Additionally, we believe these metrics are widely used by investors, securities analysts, ratings agencies and others in our industry in evaluating performance. Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, EBITDA, EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are not in accordance with, or alternatives for, U.S. GAAP financial measures and may not be consistent with measures used by other companies. They should be considered supplemental data. We do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. A reconciliation of Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, EBITDA, EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin to the most directly comparable GAAP financial measure can be found in the Appendix at the end of this presentation. Market and Industry Information Unless otherwise indicated, information contained in this presentation concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from third-party sources and management estimates. Our management estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from our assumptions and estimates. Trademarks and Trade Names All third-party trademarks, including names, logos and brands, referenced by us in this presentation are property of their respective owners. All references to third-party trademarks are for identification purposes only. Such use should not be construed as an endorsement of the products or services of us or this offering.

| 3 Today’s Presenters Steph Disher Chief Executive Officer Jack Kienzler Chief Financial Officer

| 4 Split-Off Exchange Summary Issuer / Ticker / Exchange Atmus Filtration Technologies Inc. / ATMU / NYSE Offer to Exchange Up to 67,054,726 shares of ATMU common stock for outstanding shares of Cummins (CMI) common stock Target Discount on ATMU 7% based on the average of the VWAPs of ATMU and CMI during the Pricing Period (subject to Maximum Exchange Ratio) Maximum Exchange Ratio 13.3965x shares of ATMU per share of CMI tendered (represents a 15.0% discount to ATMU stock based on the closing prices of ATMU and CMI stock on February 13, 2024) Pricing Period Expected to be March 7, 8, 11 Defined as the simple arithmetic average of the daily VWAPs of CMI and ATMU common stock during the three consecutive trading days Expiration Expected to be 12:00 midnight, New York City time, at the end of the day on March 13, 2024 Dealer Managers Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC Exchange Agent Broadridge Corporate Issuer Solutions, LLC Information Agent Okapi Partners LLC

| 5 Today’s Agenda 1 Company Overview 2 Our Growth Strategy 3 Financial Overview 4 Conclusion A Appendix

| 6 01 Company Overview

| 7 We Are a Purpose-driven Company, Our Culture is Shaped by Our Shared Values Creating a Build Trust Be Inclusive Have Courage Show Caring better future by protecting what is important Our purpose Our values

Atmus at a Glance

A GLOBAL LEADER IN FILTRATION PRODUCTS FOR ON-HIGHWAY AND OFF-HIGHWAY MARKETS

Net Sales by Geography[1]

FY'23 Net Sales: $1.6bn


Latin America
13%
Asia Pacific
18%
51%
United States & Canada
18%
Europe, Middle East & Africa

Key Statistics[1]

1958
Founded

81%
of Net Sales from Aftermarket

10
Manufacturing Facilities (additional 10 for JVs)

5
Technical Centers (additional 2 for JVs)

1,250+
Issued / Pending Patents

~4,500
Employees

End Markets

On-Highway



Agriculture



Construction



Mining



Power Generation



Off-Highway

Atmus™

[1] For the year ended December 31, 2023.

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| 9 Product Leadership and Partnerships with Leading OEMs On-Highway (60% of 2023 Net Sales) Off-Highway (40% of 2023 Net Sales) Air Lubrication Fuel Crankcase Ventilation Coolants & Chemicals Coolant Coolant Filters Fuel Stg 2 Air Crankcase Ventilation Lube Secondary Lube Fuel Stg 1 Hydraulic 10 MAJOR CUSTOMERS WITH 10+ YEAR RELATIONSHIPS Cummins 17% PACCAR 16% Traton 12% Other 55%

| 10 Our Strengths OUR HISTORY MEANS WE UNDERSTAND OUR CUSTOMERS AND THE MARKETS THEY OPERATE IN II III Partnering with leading OEMs Iconic Fleetguard brand with premium products IV Multi-channel path to diverse global markets V I Technology leadership and deep industry knowledge enable us to deliver better customer solutions Experienced leadership team with a proven track record of driving growth

| 11 Why Invest in Atmus? Mission-Critical Product in Predictable & Growing End Markets Strong Positioning & Brand Recognition Clear Strategy for Growth as an Independent Company Consistent and Attractive Financial Results

Update on Atmus Since IPO

ATMUS HIT FY2023 TARGETS AND BEAT CONSENSUS ESTIMATES

Key Milestones Since IPO
✓ Continued execution of growth strategy
✓ New global technical centers in Wuhan, China and Pune, India
✓ Established independent distribution centers in the US, Brazil and Mexico
✓ Evaluating a pipeline of inorganic opportunities in the Industrial Filtration markets

Summary of FY2023 Earnings
Adj. EBITDA Margin: 18.6% ~300bps YoY margin expansion
Gross Margin: 26.6 % ~360bps YoY margin expansion
Net Sales: $1.6bn ~4% YoY growth
Adj. Free Cash Flow: $152mm ~89% Adj. FCF Conversion
1.4x Net Leverage $568mm of liquidity

Atmus™

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| 13 02 Our Growth Strategy

| 14 Our Growth Strategy Grow share in first-fit in core markets Transform our supply chain Expand into industrial filtration markets Accelerate profitable growth in the aftermarket 2 4 1 3

| 15 03 Financial Overview

Financial Highlights

AFTERMARKET REVENUE (>80% OF NET SALES) DRIVES STRONG FCF AND STABLE GROWTH

- Core on/off highway
- ESG/emissions tailwinds
- Global growth



Multiple Growth Drivers
Resilient and Recurring Revenue
Atmus™
Consistently Cash Generative
Visible / Durable

- ~81% of net sales from aftermarket

- Adj. FCF Conversion: ~89%[1]
- Adj. EBITDA Margin: ~19%[2]

- Large and growing installed base with multi-year useful lives

Atmus™

[1] Adj. FCF defined as Cash Flows from Operating Activities ("CFO") – Capex + One-Time Separation Capex. Adj. FCF Conversion defined as Adj. FCF / Net Income. [2] Adj. EBITDA defined as EBITDA adjusted for one-time separation costs. Note: Figures on this slide are FY2023.

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| 17 Atmus Revenue Over Time ATMUS HAS EXPERIENCED LESS VOLATILITY AND MORE GROWTH THAN SELECT OEMS OVER TIME OUR BUSINESS PROVIDES STABLE AND CONSISTENT GROWING REVENUE Source: Atmus historical data and OEM public filings; Note: Select OEMs are Cummins, PACCAR, Volvo, Komatsu and Caterpillar; 2023 Cummins data includes a full year of Meritor. 185% 168% 50 100 150 200 2007 2011 2015 2019 2023 Indexed Revenue Atmus Select OEMs

Historical Financial Performance (2021–2023)

Net Sales



($ in millions)
2021 - 2023 CAGR: 6.4 %
$1,439
$1,562
$1,628
2021
2022
2023

Gross Profit and Margin



($ in millions)
2021 - 2023 CAGR: 11.3 %
$349
$359
$433
24.3%
23.0%
26.6%
2021
2022
2023

Adj. EBITDA and Adj. EBITDA Margin[1]



($ in millions)
2021 - 2023 CAGR: 12.5 %
$239
$243
$302
16.6%
15.6%
18.6%
2021
2022
2023

Adj. FCF and FCF Conversion[2]



($ in millions)
$177
$129
$152
103.8%
75.5%
89.0%
2021
2022
2023

Atmus™

[1] Adj. EBITDA defined as EBITDA adjusted for one-time separation costs. Adj. EBITDA Margin defined as Adj. EBITDA / Net Sales. [2] Adj. Free Cash Flow ("Adj. FCF") defined as CFO – Capex (excluding one-time Capex). Adj. FCF Conversion defined as Adj. FCF / Net Income. See Appendix for reconciliations of Adj. EBITDA, Adj. EBITDA Margin, Adj. FCF, and Adj. FCF Conversion to their most comparable GAAP figures. Note: All Capex figures before capital lease financing. The historical combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Cummins' corporate office and from other Cummins businesses to Atmus. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the historical combined financial statements had Atmus been an entity that operated separately from Cummins during the periods presented.

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| 19 As of December 31, 2023 ($ in millions) Amount FY‘23 Adj. EBITDA1 Maturity Cash and Cash Equivalents $ 168 0.6 x - Term Loan Facility 600 2.0 Sep-27 Revolving Credit Facility Drawn2 0 – Sep-27 Total Debt $ 600 2.0 x Net Debt $ 432 1.4 x Atmus Capital Structure 1 Adj. EBITDA defined as EBITDA adjusted for one-time separation costs. 2 $400M facility at SOFR + 1.125 – 1.75% (which includes a 0.10% credit spread adjustment to SOFR). AS OF YEAR END 2023

| 20 04 Conclusion

| 21 Conclusion …And drive predictable, profitable, and cash generative growth Clear strategy for growth as an independent company… Our strengths position us to continue to win in our core markets… …Leading to consistent and attractive financial results 2 3 1 4 ibdroot\projects\IBD-NY\cyamus2021A\679768_1\3. Roadshow Presentation\Consolidated\Atmus_Roadshow (March-2024)_v42 - Consolidated.pptx Q+A Atmus creates value for our customers through differentiated filtration solutions, a portfolio of quality products and the leading global distribution network

| 23 A Appendix

| 24 Committed to Leading in Sustainability ✓ Diversity, Equity & Inclusion ✓ Health and Safety of Our Employees ✓ Community Engagement Social Governance ✓ Ethics ✓ Diverse and Skilled Board Environmental ✓ Critical to Customers Achieving Environmental Goals ✓ Reduce Waste ✓ Reduce Water Usage ✓ Reduce Energy Usage in Environment Double Materiality Assessment Completed ✓ Evaluate and align topics with stakeholders ✓ Reviewing results to refine sustainability goals and targets ✓ Sustainability report in process

| 25 Jane Leipold Non-Executive Director Gretchen Haggerty Non-Executive Director Experienced and Diverse Board of Directors • Board excludes current Cummins designees who will resign from the board upon completion of separation • Board includes two (2) additional independent board members who will join the board upon completion of separation • Committees will be chaired by an independent director ─ Audit Committee ─ Talent Management and Compensation Committee ─ Governance Committee Commentary Stephanie Disher Director CEO, Atmus Stephen Macadam Non-Executive Chairman Roy Edwin Bennett Non-Executive Director Stuart Taylor Non-Executive Director Diego Donoso Non-Executive Director New Independent Director

| 26 Experienced Leadership Team with Proven Track Record of Driving Growth ✓ Delivered strong revenue and EBITDA growth on average over the last three years ✓ Leadership of a global business through the COVID-19 pandemic, delivering for all stakeholders ✓ Development of a compelling growth strategy and disciplined implementation of strategic initiative ✓ Building a purpose-driven company with common values, intentionally shaping a culture of trust, inclusion, courage and caring ✓ Establishing the foundation for a capable stand-alone company including establishment of a diverse and skilled board of directors, strong corporate governance and financial controls Charles Masters VP, Engine Products (20+ Years of Experience) Steph Disher Chief Executive Officer (20+ Years of Experience) Toni Hickey Chief Legal Officer (24+ Years of Experience) Renee Swan Chief People Officer (20+ Years of Experience) Rakesh Gangwani VP, Strategy (20+ Years of Experience) Paul Massey VP, Supply Chain (30+ Years of Experience) Jack Kienzler Chief Financial Officer (14+ Years of Experience) Greg Hoverson Chief Technical Officer (28+ Years of Experience) Heidi Neal Chief Information Officer (20+ Years of Experience) Accomplishments

| 27 ~0% LIGHT VEHICLE ICE EXPOSURE On-Highway 60% Off-Highway 40% Atmus Net Sales Breakdown (2023) B y T y p e B y E nd M a r ket B y C ha nnel B y Pr o d uct HIGH AFTERMARKET EXPOSURE IN COMMERCIAL VEHICLE MARKETS PROVIDES STRONG, STABLE, RECURRING REVENUE BASE AND HIGH RETURNS LONG-TAIL VEHICLES HAVE AN AVERAGE LIFE OF 10 – 15 YEARS ~300 NEW PRODUCTS LAUNCHED ANNUALLY, OVER THE LAST 3 YEARS 6 CONTINENTS SERVED VIA 45,000+ INDEPENDENT AFTERMARKET RETAIL OUTLETS WITH ATMUS PRODUCTS GLOBALLY Fuel 43% Lube 19% Air 17% Crankcase Ventilation 6% Chemical 5% Hydraulic 3% Other 6% OEM Aftermarket 62% OEM First Fit 19% Independent Distributors 17% Retail 2% First Fit 19% Aftermarket 81%

| 28 $10.2 $5.3 $5.9 2021 2022 2023 $16.4 $17.1 $21.5 2021 2022 2023 Joint Ventures ✓Increase market penetration in strategic geographic regions ✓Reduce capital spending ✓Optimize supply chain management ✓Develop technologies Our Joint Ventures Provide Strategic Benefits to Our Business Fleetguard Filters Private Ltd. Since 1987 Shanghai Fleetguard Filter Co, Ltd. Since 1994 • 7 Manufacturing facilities • Manufactures and sells industrial filters and coolant for commercial vehicles and generators • 3 Manufacturing facilities • Manufactures and distributes filters and filter spare parts primarily for commercial vehicles 4.0% India 2018-2023 GDP Compounded Annual Growth Rate1 4.9% China 2018-2023 GDP Compounded Annual Growth Rate1 Dividends from Equity Investees ($mm) Equity, Royalty and Interest Income, Net of Applicable Taxes ($mm) JVs in China and India further our global reach and our ability to develop products for the local market 1 International Monetary Fund data. $24.0 $23.1 $19.8 2021 2022 2023

Consolidated Statements of Net Income

	Years Ended December 31,		
($ in millions)	**2021**	**2022**	**2023**
Net Sales[1]	**$ 1,438.8**	**$ 1,562.1**	**$ 1628.1**
(-) Cost of sales	(1,089.5)	(1,202.9)	(1,195.4)
Gross Margin	**349.3**	**359.2**	**432.7**
Operating Expenses and Income			
(-) Selling, General and Administrative Expenses	(126.2)	(139.7)	(174.7)
(-) Research, Development and Engineering Expenses	(42.0)	(38.6)	(42.5)
(+) Equity, Royalty and Interest Income from Investees	32.4	28.0	33.6
(-) Other Operating Expense, Net	—	(5.0)	(0.7)
Operating Income	**213.5**	**203.9**	**248.4**
(-) Interest Expense	(0.8)	(0.7)	(25.8)
(+) Other Income, Net	3.9	8.8	3.8
Income Before Income Taxes	**216.6**	**212.0**	**226.4**
(-) Income Tax Expense	(46.5)	(41.6)	(55.1)
Net Income	**$ 170.1**	**$ 170.4**	**$ 171.3**

Atmus™

[1] Includes sales to related parties of $390.8 million, $344.9 million and $328.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. Note: The historical combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Cummins' corporate office and from other Cummins businesses to Atmus. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the historical combined financial statements had Atmus been an entity that operated separately from Cummins during the periods presented.

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| 30 Non-GAAP Financial Metrics Reconciliation Years Ended December 31, ($ in millions) 2021 2022 2023 Net Sales $ 1,438.8 $ 1,562.1 $ 1,628.1 Net Income 170.1 170.4 171.3 (+) Interest Expense 0.8 0.7 25.8 (+) Income Tax Expense 46.5 41.6 55.1 (+) Depreciation & Amortization 21.6 21.6 21.5 EBITDA (non-GAAP) $ 239.0 $ 234.3 $ 273.7 EBITDA Margin (non-GAAP) 16.6% 15.0% 16.8% (+) One-Time Separation Costs — $ 9.0 $ 28.6 Adj. EBITDA (non-GAAP)¹ $ 239.0 $ 243.3 $ 302.3 Adj. EBITDA Margin (non-GAAP)² 16.6% 15.6% 18.6 % EBITDA AND EBITDA MARGIN ¹ Adjusted EBITDA defined as EBITDA adjusted for one-time separation costs. ² Adjusted EBITDA Margin defined as Adjusted EBITDA / Net Sales. Note: The historical combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Cummins’ corporate office and from other Cummins businesses to Atmus. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the historical combined financial statements had Atmus been an entity that operated separately from Cummins during the periods presented.

Non-GAAP Financial Metrics Reconciliation

ADJUSTED FREE CASH FLOW AND CONVERSION

	Years Ended December 31,		
($ in millions)	2021	2022	2023
Cash Flows from Operating Activities	$ 209.9	$ 165.7	$ 189.0
(-) Capital Expenditures	(33.4)	(37.5)	(45.8)
Free Cash Flow ("FCF")	**$ 176.5**	**$ 128.2**	**$ 143.2**
(+) One-Time Separation Capital Expenditures	–	0.5	9.2
Adjusted Free Cash Flow ("Adj. FCF")[1]	**$ 176.5**	**$ 128.7**	**$ 152.4**
(/) Net Income	170.1	170.4	171.3
Adj. FCF Conversion[2]	**103.8 %**	**75.5 %**	**89.0 %**

Atmus™

[1] Adj. Free Cash Flow ("Adj. FCF") defined as Cash Flows from Operating Activities ("CFO") – Capex (excluding one-time Capex). [2] Adj. FCF Conversion defined as Adj. FCF / Net Income. Note: The historical combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Cummins' corporate office and from other Cummins businesses to Atmus. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the historical combined financial statements had Atmus been an entity that operated separately from Cummins during the periods presented.

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Non-GAAP Financial Metrics Reconciliation

LEVERAGE

($ in millions)	As of December 31, 2023
Term Loan Facility	$ 600.0
(+) Revolving Credit Facility Drawn[1]	–
Total Debt	**$ 600.0**
(/) FY2023 Adjusted EBITDA[2]	$ 302.3
Gross Leverage	**2.0 x**
Total Debt	$ 600.0
(-) Cash and Cash Equivalents	(168.0)
Net Debt	**$ 432.0**
(/) FY2023 Adjusted EBITDA[2]	$ 302.3
Net Leverage	**1.4 x**

Atmus™

[1] $400M facility at SOFR + 1.125 – 1.75% (which includes a 0.10% credit spread adjustment to SOFR). [2] Adj. EBITDA defined as EBITDA adjusted for one-time separation costs. Note: The historical combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Cummins' corporate office and from other Cummins businesses to Atmus. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the historical combined financial statements had Atmus been an entity that operated separately from Cummins during the periods presented.

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